MAG Silver Corp.
July 28, 2008
For Immediate Release
NR#08-16

MAG Silver Reports High Grade Silver on
East End of Valdecañas Vein

578 grams per tonne (g/t) (16.8 opt) silver, 3.85 g/t gold,
5.55% lead and 6.36% zinc over 6.20 metres (true width)

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) reports on behalf of Minera Juanicipio SA (a joint venture between Fresnillo plc (56%) and MAG (44%)) new assay results from the Valdecañas Vein for Holes OF and QF.

Hole QF returned 578 grams per tonne (g/t) (16.8 ounces per ton (opt)) silver, 3.85 g/t gold, 5.55% lead and 6.36% zinc over 6.20 metres (true width).  This also includes a high grade gold intercept of 271 g/t (7.9 opt) silver, 9.13 g/t gold, 0.99% lead and 4.41% zinc over 1.96 metres (true width). Hole QF has intersected the Valdecañas Vein on the critical east central portion of the vein where drilling this year has been successful in extending the high grade zone to the east.  This hole is also almost 80 metres vertically below Hole QE (1,198 g/t (34.9 opt) silver, 0.21 g/t gold, 2.75% lead and 5.15% zinc over 4.70 metres (true width)) (See press release dated June 19, 2008).

Hole OF reports an intersection of 224 g/t (6.5 opt) silver, 1.77 g/t gold, 0.92% lead and 2.63% zinc over 4.71 metres (true width). Included is a higher grade intercept of 349 g/t (10.2 opt) silver, 1.78 g/t gold, 0.74% lead and 3.28% zinc over 2.62 metres (see longitudinal section attached). This hole is also within the eastern portion of the Valdecañas Vein and will help in defining the vein at depth to the east.

All three holes, QF, QE and OF, are outside of the recently reported initial inferred resource estimate for the Valdecañas Vein (see press release dated June 18, 2008).  MAG intends to file a NI 43-101 technical report with regard to this initial resource calculation before August 1, 2008.

The results reported below are part of a 25,000 metre drill program being carried out on the Juanicipio property in 2008. The bulk of the drilling is directed towards defining the Valdecañas Vein with the aim of producing an updated NI 43-101 compliant resource estimate later in the year.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True Width
Valdecañas			metres	g/t	opt	g/t	%	%	metres
JI-08-QF	620.80	627.10	6.30	578	16.8	3.85	5.55	6.36	6.20
Including	620.80	622.80	2.00	271	7.9	9.13	0.99	4.41	1.96
JI-08-OF	794.30	799.50	5.20	224	6.5	1.77	0.92	2.63	4.71
Including	794.30	797.20	2.90	349	10.2	1.78	0.74	3.28	2.62

Drilling continues with four drills currently operating.  MAG and Fresnillo operate the project at Juanicipio through their joint venture company, Minera Juanicipio S.A. DE C.V.  MAG holds a 44% interest in the Juanicipio Joint Venture. In a press release dated June 18, 2008 (investors should refer to this press release for disclaimer information regarding resources) the joint venture announced a total inferred resource estimate as at December 31st, 2007 of 237.8 million ounces of silver of which MAG’s 44% interest equates to 104.5 million ounces and Fresnillo’s 56% interest equates to 133.2 million ounces. In addition to the silver resource the estimate also reports an inferred resource containing a total of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About the Joint Venture
The 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous production since the 1500’s and today is host to the worlds’ largest producing primary silver mine operated by Fresnillo plc/Peñoles. The Fresnillo/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline. MAG and Fresnillo are now operating the delineation and exploration program through their joint venture company, Minera Juanicipio S.A. DE C.V.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.
"Dan MacInnis"
President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

For further information on behalf of Fresnillo plc
Contact Octavio Alvidrez, Investor Relations

Website: Phone:	www.fresnillo.com 52 (55) 5279 3250	Email: Fax:	om_alvidrez@fresnilloplc.com 52 (55) 5279 3217

Neither the TSX Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, inferred resources in exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .

# Valdecañas Vein - Vertical Longitudinal Section

July, 2008

(Interpretation subject to change)

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
Legend
Proposed Hole
In Progress
Completed Hole
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
Preliminary Position (best estimate)
MAG/Fresnillo
Fresnillo
1,500 m
Rhyolites
Shales and Sandstones
Top of interpreted
Bonanza Zone
JI-07-GY 0.7m/121/0.61
JI-07-GZ 1.4m/769/2.11
JI-03-07 0.3m/593/0.53
JI-06-MA 0.7m/12/0.04
JI-07-KC 0.6m/401/0.19
JI-06-MB 1.5m/2,210/6.96
JI-07-GA 6.0m/562/0.55
JI-07-GB 3.7m/244/1.50
JI-07-GC 5.8m/1,635/0.51
IC In Progress
JI-06-KD 9.8m/2,279/2.66
JI-06-MC 7.0m/1,347/0.50
JI-05-16 5.5m/1,798/2.91
JI-06-ME 7.0m/1,703/3.45
JI-08-QD 0.7m/200/0.69
QC Hole Lost / No Recovery
OE In Progress
JI-08-QE 4.7m/1,198/0.20
JI-08-QF
6.2m 578g t Ag 3.85g t Au
JI-07-SD 4.0m/271/2.78
JU6 0.7m/156/0.51
JI-07-UE 10.0m/28/0.48
HE In Progress
JI-07-GD 16.1m/1,353/3.79
JI-08-GE 7.4m/123/4.89
4.7m/1179/1.98
JI-07-IE 4.6m/1,843/4.43
JI-07-KE 4.5m/82/0.73
JI-06-MF 7.2m/675/1.43
JI-07-MG 4.6m/192/2.29
JI-08-OF
4.7m 224g t Ag 1.77g t Au
QG In Progress
JU5 2.3m/136/0.24
IB
IF
QA
QB
QC
OB
OD
SA
SB
SE
UC
2220
2120
2020
1920
1820
1720
1620
1520
1420
metres above sea level
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
600
MAG